Exhibit 10.2

EMPLOYMENT AGREEMENT

This EMPLOYMENT AGREEMENT (this "Agreement") is entered into as of this 23rd day of November 2018 but shall be effective upon the Effective Time (as defined in the Merger Agreement defined below) (hereinafter the “Employment Date”), by and between CenterState Bank, N.A., a national banking association (the "Bank"), and William E. Matthews, V (the "Executive").

WHEREAS, the Executive is serving as the President and Chief Financial Officer of National Commerce Corporation (“NCC”) and National Bank of Commerce (“NBC”),

WHEREAS, NCC has entered into an Agreement and Plan of Merger, dated November 23, 2018 (“Merger Agreement’) with CenterState Bank Corporation (“CSFL”), pursuant to which NCC will be merged with and into CSFL, subject to the terms and conditions of the Merger Agreement (“the Merger”) and immediately thereafter, NBC will be merged with and into the Bank;

WHEREAS, the Executive and the Bank desire for the Executive to serve as the Chief Financial Officer of CSFL and of the Bank upon the closing of the Merger of NCC with and into CSFL, pursuant to the terms and conditions of the Merger Agreement;

WHEREAS, the execution and delivery of this Agreement is a condition to the willingness of CSFL to enter into the Merger Agreement; and

WHEREAS, this Agreement supersedes in its entirely that certain Employment Agreement by and between NCC and National Bank of Commerce and the Executive, dated November 29, 2017, which Employment Agreement shall terminate and be of no further force and effect as of the Effective Time of the Merger;

NOW THEREFORE, in consideration of these premises, the mutual covenants contained herein, and other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE 1

EMPLOYMENT

1.1Employment. Effective as of the Employment Date, the Bank shall employ the Executive to serve as Chief Financial Officer of CSFL and the Bank, subject to the terms  and conditions of this Agreement and for the period stated in Section 1 .2.  The Executive shall serve under the direction of the Board of Directors of CSFL and the Bank and shall have such duties and responsibilities as are consistent with the Chief Financial Officer’s position for a bank of similar size and complexity as the Bank.  The Executive shall exclusively devote full working time, energy, and attention to the business of CSFL and the Bank and to the promotion of each entity’s interests throughout the term of this Agreement. The Executive shall serve CSFL and the Bank faithfully, diligently, competently, and to the best of the Executive's ability.  Without the prior written consent of the Bank, the Executive shall not render services to or for any person, firm, bank, or other entity or organization in exchange for compensation, regardless of the form in which the compensation is paid and regardless of whether it is paid directly or indirectly to the Executive. Nothing in this Section 1.1 shall prevent the Executive from managing his personal investments and affairs, or engaging in community and charitable activities, provided that doing so does not materially interfere with the proper performance of the Executive's duties and responsibilities under this Agreement.

1.2Term. The initial term of employment shall be a period of three years, commencing on the Effective Date and expiring on the close of business at the end of three (3) years from the Effective Date, subject to earlier termination or extension as provided herein (“Term”). On the first anniversary of the Effective Date and on each anniversary thereafter, the Executive's employment shall be extended automatically for one additional year unless the Bank's Board of Directors or the Executive determine that the Term shall not be extended. If the Board of Directors or the Executive determine not to extend the Term, such party shall notify the other party in writing at least 90 days prior to the anniversary of the Effective Date. If the Bank’s Board of Directors or the Executive decides not to extend the term of employment, this Agreement shall nevertheless remain in force until the then employment term expires. The Board's decision not to extend the term of employment shall not by itself give the Executive any rights under this Agreement to claim an adverse change in position, compensation, or circumstances or otherwise to claim any  entitlement to severance benefits under Article 4 of this Agreement.

ARTICLE 2

COMPENSATION

2.1Base Salary. In consideration of the Executive's performance of the obligations under this Agreement, during the Term, the Bank shall pay or cause to be paid to the Executive a salary at the annual rate of not less than $475,000 (as may be increased from time to time, the "Base Salary''), payable in installments in accordance with the Bank's regular payroll policies and procedures. The Executive's salary shall be reviewed annually by the Bank’s Board of Directors or by the Board committee having jurisdiction over executive compensation. In the discretion of the Board of Directors or the Board committee having jurisdiction over executive compensation, the Executive's Base Salary may be increased at any time and from time to time. However, the Executive's Base Salary shall not be reduced at any time during the Term.

2.2Incentive Compensation.  For each calendar year during the Term, the Executive shall be eligible to participate in the Bank’s incentive compensation plans, which includes a cash bonus plan and an equity based grant plan, each of which are subject to the terms and conditions and objectives of the respective plan.  The Executive’s target incentive compensation opportunity under the cash incentive plan shall be 60% of the Executive’s Base Salary, which incentive opportunity shall be based upon the achievement of such objectives and goals as shall be established by the Bank for the Executive from time to time, and subject to the terms and conditions and other objectives and goals of the incentive plan generally, as applied to all participants in the plan, including a deferral of a percentage of the cash bonus, as well as the other terms and conditions of this Agreement.  In addition to the forgoing, in the first calendar year of the Term, the Executive shall be provided with equity based awards in the form of restricted stock units and performance share units with a total value equal to $350,000.  The Executive shall be eligible for additional annual grants of long term incentive equity based awards with a target incentive of 70% of the Executive’s Base Salary during the remainder of the Term, which awards shall be subject to the terms and conditions applicable to similarly situated executives as set forth by the Board of Directors or by the Board committee having jurisdiction over executive compensation.

2.3Benefit Plans and Perquisites.

(a) Benefit plans.  The Executive shall be entitled throughout the Term of this Agreement to participate in any and all employee compensation and benefit plans in effect from time to time, including without limitation, plans providing medical, dental, disability, and group life benefits, including the Bank's 401(k) Plan, and to receive any and all other fringe benefits provided from time to time, provided that the Executive satisfies the eligibility requirements for any such plans or benefits.

(b) Reimbursement of Business Expenses. Subject to the Bank’s policies and guidelines issued from time to time and upon submission of documentation to support expense reimbursement in conformity with applicable requirements of federal income tax laws and regulations, the Executive shall be entitled to reimbursement for all reasonable business, entertainment, and travel expenses incurred by the Executive in performing his responsibilities under this Agreement during the term, including but not limited to lodging and meals and cell phone allowance.

(c) Vacation; unpaid time off.  The Executive shall be entitled to twenty six (26) days paid annual vacation and sick leave in accordance with the policies established by the Bank with respect thereto.

(d) Automobile. The Employer shall provide Executive with either (x) a reasonable monthly automobile allowance; or (y) an automobile of the make and model reasonably commensurate with the Executive’s position, and reimbursement of expenses associated with the operation, maintenance and repair of the automobile.

(e) Housing.  The Bank will lease on the Executive’s behalf a residence which is reasonably suitable to the Executive within reasonable commuting distance of the Bank’s Atlanta, Georgia location, including any realtor brokerage costs and deposit requirements related to such housing.

ARTICLE 3

EMPLOYMENT TERMINATION

3.1Termination Because of Death or Disability.

(a) Death. The Executive's employment shall terminate automatically at the Executive's death. The Executive's estate shall receive any sums due to the Executive as Base Salary and reimbursement of expenses incurred through the date of death, and any bonus or incentive compensation earned (as defined in the plan or arrangement under which such bonus or incentive compensation is awarded) through the date of death, including any unvested amounts awarded for previous years.  For twelve months after the Executive's death, the Bank shall provide without cost to the Executive's family continuing health care coverage under COBRA substantially identical to that provided for the Executive as of the date of death.

(b) Disability. The Bank may terminate the Executive's employment if the Executive becomes disabled, by delivery of written notice to the Executive 30 days prior to the date of termination.  For purposes of this Agreement, the Executive shall be considered “disabled” if an independent physician selected by the Bank and reasonably acceptable to the Executive or the Executive's legal representative determines that, because of illness or accident, the Executive is unable to perform the Executive's duties and will be unable to perform the Executive's duties for a period of 90 consecutive days, and the Insurance Company that is providing the Executive's disability insurance coverage concurs that the Executive is considered "disabled" pursuant to the terms and conditions of the insurance policy in place as contemplated in Section 2.3(a). The Executive shall not be considered disabled, however, if the Executive returns to work on a full-time basis within 30 days after the Bank gives notice of termination due to disability. If the Executive’ s employment terminates because of disability, the Executive shall receive the Base Salary earned through the date on which termination became effective, any bonus or incentive compensation earned (as defined in the plan or arrangement under which such bonus or incentive compensation is awarded) but unpaid to the Executive, any payments the Executive is eligible to receive under any disability insurance program in which the Executive participates, and such other benefits to which the Executive may be entitled under the Bank's benefit plans, policies, and agreements

(including any individual agreements to which the Bank and the Executive may be a party), or other provisions of this Agreement.

3.2Involuntary Termination with Cause. The Bank may terminate the Executive's employment with “Cause” (as defined below).  If the Executive's employment terminates with Cause, the Executive shall receive the Base Salary through the date on which termination becomes effective and reimbursement of expenses to which the Executive is entitled when termination becomes effective. The Executive shall not be deemed to have been terminated with Cause under this Agreement unless and until there is delivered to the Executive a copy of a resolution adopted at a meeting of the Board of Directors called and held for the purpose, which resolution shall (x) contain findings that in the Board's good faith opinion the Executive has committed an act constituting Cause, and (y) specify the particulars thereof. For purposes of this Agreement, “Cause” means any of the following:

(a)

incompetence or dishonesty in Executive’s job performance, gross negligence, deliberate neglect of duties, willful malfeasance or misconduct in performance or failure to substantially perform the duties assigned to the Executive by the Bank;

(b)	conviction of a felony or of any offense involving moral turpitude, dishonesty, breach of trust, organized crime or racketeering;
(c)	fraud, disloyalty, dishonesty, or willful violation of any law or significant Bank policy committed in connection with the Executive’s employment; or
(d)	the Executive’s unreasonable and/or abusive use of addictive substances, which in the Bank’s reasonable judgment, interferes with the Executive’s ability to perform his duties.

3.3Involuntary Termination Without Cause and Voluntary Termination with Good Reason.  With written notice to the Executive 90 days in advance, the Bank may terminate the Executive's employment without Cause. Termination shall take effect at the end of the 90-day period. With advance written notice to the Bank as provided in clause (b) below, the Executive may terminate employment with Good Reason. If the Executive's employment terminates involuntarily without Cause or voluntarily but with Good Reason, the Executive shall be entitled to the benefits specified in Article 4 of this Agreement. For purposes of this Agreement a voluntary termination by the Executive shall be considered a voluntary termination with Good Reason if the conditions of the safe-harbor definition of good reason contained in IRC Section 409A are satisfied, as the same may be amended from time to time (“Good Reason”).  References in this Agreement to IRC Section 409A include rules, regulations, and guidance of general application issued by the Department of the Treasury under IRC Section 409A.  For purposes of clarification and without intending to affect the foregoing reference to IRC Section 409A for the definition of Good Reason, as of the Effective Date, the safe-harbor definition of separation from service for good reason in Rule 1.409A-1(n)(2)(ii) would provide as follows:

(a) A voluntary termination by the Executive if any of the following occur without the Executive’s advance written consent:

(w)	A reduction in the Executive’s Base Salary;

(x)	A material diminution of the Executive’s authority, duties, or responsibilities;

(y)

A material change in the principal office location at which the Executive must perform services for the Bank, which, for purposes of this provision shall be a location outside the 25 mile radius either from the Executive’s existing office location or outside of the 25 mile radius from the Bank’s Atlanta, Georgia location; or

(z)	Any other action or inaction that constitutes a material breach by the Bank of this Agreement.

(b)The Executive must give notice to the Bank of the existence of one or more of the conditions described in clause (a) within 90 days after the initial existence of the condition, and the Bank shall have 30 days thereafter to remedy the condition. In addition, the Executive's voluntary termination because of the existence of one or more of the conditions described in clause (a) must occur within twelve months after the initial existence of the condition

3.4Voluntary Termination by the Executive Without Good Reason.  If the Executive terminates employment voluntarily but without Good Reason, the Executive shall receive the Base Salary and any expense reimbursement to which the Executive is entitled through the date on which termination becomes effective.

3.5Termination Generally.  All files, records, documents, manuals, books, forms, reports, memoranda, studies, data, calculations recordings or correspondence, in whatever form they may exist, and all copies, abstracts and summaries of the foregoing, and all physical items related to the business of the Bank, its affiliates, and their respective directors and officers, whether of a public nature or not and whether prepared by Executive or not, are, and at employment termination, shall remain the exclusive property of the Bank, and without the Bank's advance written consent, shall not be removed from Bank premises except as required in the course of providing services under this Agreement, and at termination shall be promptly returned by the Executive to the Bank.

ARTICLE 4

SEVERANCE COMPENSATION

4.1Cash Severance after Termination Without Cause or Termination with Good Reason.   If the Executive's employment is terminated by the Bank without Cause or by the Executive voluntarily but with Good Reason, the Bank shall pay to the Executive, within thirty (30) days after the Executive's employment terminates with the Bank (or if the Executive and the Bank have not entered into a release as described in Section 4.3 below in the initial thirty (30) day period, up to ninety (90) days after the Executive's employment terminates), in a single lump sum cash without discount for the time value of money in an amount equal to one and one half (1 ½) times the sum of (x) the Executive’s Base Salary, and (y) the full value of the target bonus earned by the Executive (whether payable in cash or another form under the Annual Incentive Plan or similar plan) immediately preceding the year in which the employment of the Executive terminates.  The Bank and the Executive acknowledge and agree that the compensation and benefits under this section 4.1 shall not be payable if, on the date of termination, compensation and benefits are payable or shall have been paid to the Executive under Article 5 of this Agreement.

4.2Post-Termination Insurance Coverage. (a) Subject to Section 4.2(b), if the Executive's employment is terminated by the Bank without Cause or by the Executive voluntarily but with Good Reason, the Bank shall continue or cause to be continued at the Bank's expense and on behalf of the Executive and the Executive's dependents and beneficiaries medical and dental insurance coverage as in effect during and in accordance with the same schedule prevailing in the 12 months preceding the date of the Executive's termination. The medical and dental insurance benefits provided by this Section 4.2(a) shall be reduced if the Executive obtains medical or dental insurance benefits through another employer, or eliminated entirely if the other employer's insurance benefits are equivalent or superior to the benefits provided under this Section 4.2(a). If the insurance benefits are reduced, they shall be reduced by an amount such that the Executive's aggregate insurance benefits for the period specified in this section

4.2(a) are equivalent to the benefits to which the Executive would have been entitled had the Executive not obtained medical or dental insurance benefits through another employer. The medical and dental insurance coverage and disability benefit shall continue until the first to occur of (w) the Executive's return to employment with the Bank or another employer providing equivalent or superior insurance benefits, (x) the Executive's attainment of age 65, (y) the Executive's death, or (z) the end of the Term remaining under this Agreement when the Executive's employment terminates.  This Section 4.2 shall not be interpreted to limit any benefits to which the Executive or the Executive's dependents or beneficiaries may be entitled under any of the Bank's employee benefit plans, agreements, programs, or practices after the Executive's employment terminates, including, without any limitation, any retiree medical benefits.

(b)If (x) under the terms of the applicable policy or policies for the insurance benefits specified in Section 4.2(a), it is not possible to continue the Executive's coverage, or (y) when employment termination occurs, (i) the Executive is a specified employee within the meaning of IRC Section 409A, (ii) if any of the continued insurance benefits specified in Section 4.2(a) would be considered deferred compensation under  Section 409A, or (iii) if an exemption from the six-month delay requirement of Section 409A(a)(2)(B)(i) is not available for that particular insurance benefit, instead of continued insurance coverage under Section 4.2(a), the Bank shall pay to the Executive in a single lump sum an amount in cash equal to the present value of the Bank's projected cost to maintain that particular insurance benefit had the Executive’s employment not terminated, assuming continued coverage for the lesser of the number of months remaining in the term of  this  Agreement or the number of months until the Executive attains age 65. The lump-sum payment shall be made 30 days after employment termination or, if Section 4.2(b) applies and a six-month delay is required under IRC Section 409A, on the first day of the seventh month after the month in which the Executive’s employment terminates.

4.3Release.  The Executive shall be entitled to no compensation or other benefits under this Article 4 unless (x) within 90 days after the Executive's employment termination the Executive shall have entered into a release in form satisfactory to the Bank acknowledging the Executive's remaining obligations and discharging the Bank, as well as the Bank's officers, directors, and employees for their actions for or on behalf of the Bank, from any other claims or obligations arising out of the Executive' s employment by the Bank, including the circumstances of the Executive's employment termination, and (y) within that 90-day period the release shall have become irrevocable, final, and binding on the Executive under all applicable law, with expiration of all applicable revocation periods.  I f the final day of the 90-day period for execution and finality of a liability release occurs in the taxable year after the year in which the Executive’s employment termination occurs, the benefits to the Executive under this Article 4 shall be payable in the taxable year in which the 90-day period ends and shall not be paid in the taxable year in which employment termination occurs. Nothing in this Section 4.3 is intended to abrogate the Executive’s review and revocation rights under the Older Workers’ Benefit Protection Act that may be included in any such release, and the 90-day period shall be extended if necessary to permit Executive to exercise such rights.  The non-compete and other covenants contained in Article 7 of this Agreement are not contingent on the Executive entering into a release under this Section 4.3 and shall be effective regardless of whether the Executive enters into the release.

ARTICLE 5

CHANGE IN CONTROL

5.1Change in Control Benefits.  If (i) a Change in Control occurs after the Effective Date and during the term of this Agreement, and (ii) within 12 months following such Change in Control, either the Corporation terminates the Executive’s employment without Cause or the Executive terminates the Executive’s employment with Good Reason, then the Bank shall promptly make or cause to be made a lump-sum payment to the Executive in an amount in cash equal to two and one-

half (2 ½ ) times the sum of (x) the Executive’s Base Salary, and (y) the highest annual bonus earned by the Executive during the prior three years (including the full value of the annual award,

whether payable in cash or another form, earned under the Annual Incentive Plan or similar plan)

immediately preceding the year in which the Change in Control occurs (the “Change in Control

Payment”). The Change in Control Payment payable to the Executive hereunder shall not be reduced to account for the time value of money or discounted to present value. If the Executive receives a Change in Control Payment under this Section 5.1, the Executive shall not be entitled to any additional severance benefits under Section 4.1 of this Agreement after employment termination. The Executive shall be entitled to benefits under this Section 5.1 on no more than one occasion during the term of this Agreement.

5.2Change in Control Defined. For purposes of this Agreement “Change in Control” means:

(a) Change in ownership: CenterState Bank Corporation (the “Corporation”) consummates a transaction that results in the voting securities of the Corporation outstanding immediately prior to such transaction representing 50% or less of the total fair market value or total voting power of the resulting company after such transaction, or

(b) Change in effective control: (x) any one person or more than one person acting as a group (other than an employee benefit plan of the Corporation or the Bank) acquires within a 12-month period ownership of Corporation stock possessing 30% or more of the total voting power of Corporation stock that is not endorsed in advance by a majority of the Corporation’s Board of Directors, or (y) a majority of the Corporation’s board of directors is replaced during any 12-month period by directors whose appointment or election is not endorsed in advance by a majority of the Corporation’s board of directors, or

(c) Change in ownership of a substantial portion of assets:  The Corporation completes the sale or disposition (in one transaction or a series of transactions) of all or substantially all of the Corporation’s assets.

ARTICLE 6
CONFIDENTIALITY AND CREATIVE WORK

6.1Non-disclosure. The Executive covenants and agrees not to reveal to any person, firm. company, or bank any confidential information of any nature concerning the Bank or its business, or anything connected therewith. As used in this Article 6, the term "confidential information" means any and all of the Bank's and its affiliates'  confidential and proprietary information and trade secrets in existence on the date hereof or existing at any time during the term of this Agreement, including but not limited to -

(a)the whole or any portion or phase of any business plans, processes, practices, methods, policies and procedures, agreements, pending negotiations, manuals, financial information, purchasing data, supplier data and vendor information, accounting records and data and other business and financial information;

(b) the whole or any portion or phase of any research and development information, , ideas, computer programs, software, applications, operating systems, software and web design and procedures, databases algorithms, system architecture, security processes and processes and other technical information;

(c)the whole or any portion or phase of any marketing or sales information, sales records, customer lists, customer information, employee lists, employee information, payroll data, staffing and organizational charts, shareholder lists, financial products and services, financial products and services pricing, financial information and projections, or other sales information; and

(d)trade secrets, as defined from time to time by the laws of the State of Florida.

The Executive understands that the above list is not exhaustive, and that confidential information includes any information that is marked or otherwise identified as confidential or proprietary or that would appear to a reasonable person to be confidential or proprietary in the context and circumstances in which the information is known or used. Executive further understands that confidential information developed by Executive in the course of the Executive’s employment by the Bank shall be owned by the Bank and subject to the confidentiality restrictions of this Agreement.  Notwithstanding the foregoing, confidential information shall exclude information that, as of the date hereof or at any time after the date hereof, is published or disseminated without obligation of confidence or that becomes a part of the public  domain (x) by or through action of the Bank, or (y) otherwise than by or at the direction of the Executive. This Section 6.1 does not  prohibit disclosure required by an order of a court having jurisdiction or a subpoena from an appropriate governmental agency or disclosure made by the Executive in the ordinary course of business and within the scope of the Executive’s authority.

6.2Return of Materials. The Executive agrees to deliver or return to the Bank upon termination, or upon expiration of this Agreement, or as soon thereafter as possible, all written information and any other similar items furnished by the Bank or prepared by the Executive in connection with the Executive’s services hereunder. The Executive will retain no copies thereof after termination of this Agreement or termination of the Executive’s employment.

6.3.Creative Work.  The Executive agrees that all creative work and work product, including but not limited to all technology, business management tools, processes, software, patents, trademarks, and copyrights developed by the Executive during the term of this Agreement, regardless of when or where such work or work product was produced, constitutes work made for hire, all rights of which are owned by the Bank.  The Executive hereby assigns to the Bank all rights, title, and interest, whether by way of copyrights, trade secret, trademark, patent, or otherwise, in all such work or work product, regardless of whether the same is subject to protection by patent, trademark, or copyright laws.  This Section 6.3 shall not be construed to require assignment to the Bank of the Executive's right, title, and interest in creative work and work product, including but not limited to inventions, patents, trademarks, and copyrights, developed by the Executive entirely on the Executive's own time and without using the Bank's equipment, supplies, facilities, or trade secrets, unless the creative work or work product (x) relates to the Bank's business or actual or demonstrably anticipated  research or development or (y) results from any work performed  by the Executive for the Bank.   However, to enable the Bank to determine the rights of the Bank and the Executive in any creative work and work product developed by the Executive that the Executive considers non-assignable under this Section 6.3, including but not limited to inventions, patents, trademarks, and copyrights, the Executive shall during the term of this Agreement timely report to the Bank all such creative work and work product.

6.4Injunctive Relief. The Executive hereby acknowledges that the enforcement of this Article 6 is necessary to ensure the preservation, protection, and continuity of the business, trade secrets, and goodwill of the Bank, and that the restrictions set forth in this Article 6 are reasonable in terms of time, scope, territory, and in all other respects.  The Executive acknowledges that it is impossible to measure in money the damages that will accrue to the Bank if the Executive fails to observe the obligations imposed by this Article 6.  Accordingly, if the Bank institutes an action to enforce the provisions hereof, the Executive hereby waives the claim or defense that an adequate remedy at law is available to the Bank and the Executive agrees not to urge in any such action the claim or defense that an adequate remedy at law exists.  If there is a breach or threatened breach by the Executive of the provisions of this Article 6, the Bank shall be entitled to an injunction without bond to restrain the breach or threatened breach, and the prevailing party in any the proceeding shall be entitled to reimbursement for all costs and expenses, including reasonable attorneys’ fees.  The existence of any claim or cause of action by the Executive against the Bank shall not constitute and shall not be asserted as a defense by the Executive to enforcement of Article 6.

6.5Affiliates' Confidential Information is Covered.  For purposes of this Agreement the term "affiliate" includes CSFL and any entity that directly or indirectly through one or more intermediaries’ controls, is controlled by, or is under common control with CSFL or the Bank.

6.6Survival of Obligations. The Executive's obligations under Article 6 shall survive employment termination regardless of the manner in which termination occurs and shall be binding upon the Executive's heirs, executors, and administrators indefinitely.

ARTICLE 7

RESTRICTIONS APPLICABLE DURING

AND AFTER EMPLOYMENT

TERMINATION

7.1Restrictions on the Executive’s Employment and Post-Employment Activities. The restrictions in this Article 7 have been negotiated, presented to and accepted by the Executive contemporaneous with the offer and acceptance by the Executive of this Agreement.  The Bank's decision to enter into this Agreement is conditioned upon the Executive's agreement to be bound by the restrictions contained in this Article 7.  For purposes of this Article 7, references to “Bank” include not only the Bank but also CenterState Bank Corporation and any subsidiary or affiliate.

(a)  Promise of no solicitation.  The Executive promises and agrees that, based on its experience with and relationship to the Bank and its Customers during the Restricted Period (as defined below), the Executive shall:

1.

not directly or indirectly solicit or attempt to solicit any Customer (as defined below), using any form of written, oral or electronic communication, or social media, to accept or purchase Financial Products or Services (as defined below) of the same nature, kind, or variety as provided to the Customer by the Bank during the two years immediately before the Executive’s employment termination with the Bank,

2.

not directly or indirectly influence or attempt to influence any Customer, shareholder, joint venturer, or other business partner of the Bank to alter that person or entity’s business relationship with the Bank in any respect, and

3.	not accept the Financial Products or Services business of any Customer or provide Financial Products or Services to any Customer on behalf of anyone other than the Bank,

(b)  Promise of no competition.  The Executive promises and agrees that, during the Restricted Period and in the Restricted Territory, the Executive shall not contribute in any manner to any other entity (as an employee, officer, director, stockholder, consultant, contractor, agent, partner or other similar capacity), engage in any activity that would require disclosure of confidential information (as defined herein) or engage, undertake or participate in the business of providing, selling, marketing or distributing Financial Products or Services of a similar nature, kind or variety (x) as offered by the Bank to Customers during the two years immediately before the Executive’s employment termination with the Bank, and (y) as offered by the Bank to any of its Customers during the Restricted Period.  Subject to the above provisions and conditions of this subparagraph (b), the Executive also promises that, during the Restricted Period, the Executive shall not become employed by or serve as a director, partner, organizer, consultant, agent, or owner of 5% or more of the outstanding stock of or contractor to any entity providing or proposing to provide Financial Products or Services that is located in or conducts business in the Restricted Territory.

(c)  Promise of no raiding/hiring.  The Executive promises and agrees that during the Restricted Period, the Executive shall not solicit or attempt to solicit and shall not encourage or induce in any way or in any manner, including by written, oral or electronic communications or social media, any employee, joint venturer, or business partner of the Bank to terminate an employment or contractual or joint venture relationship with the Bank.  The Executive agrees that the Executive shall not, either directly or indirectly, on the Executive’s own behalf or in the service or on behalf of another, hire any person employed by Bank during the two-year period before the Executive’s employment termination with the Bank or any person employed by the Bank during the Restricted Period.

(d)  Promise of no disparagement.  The Executive promises and agrees that the Executive shall not cause statements to be made (whether written or oral) that reflect negatively on the business reputation of the Bank.  The Bank likewise promises and agrees that the Bank shall not, and shall instruct its directors and officers to not cause statements to be made (whether written or oral) that reflect negatively on the reputation of the Executive.  Nothing herein is intended to restrict the Executive or the Bank from testifying truthfully in response to any lawfully served subpoena or other legal process.

(e)  Acknowledgment.  The Executive and the Bank acknowledge and agree that the provisions of this Article 7 have been negotiated and carefully determined to be reasonable and necessary for the protection of legitimate business interests of the Bank.  Both parties agree that a violation of Article 7 is likely to cause immediate and irreparable harm that will give rise to the need for court ordered injunctive relief.  In the event of a breach or threatened breach by the Executive of any provision of this Agreement, the Bank shall be entitled to obtain an injunction without bond restraining the Executive from violating the terms of this Agreement and to institute an action against the Executive to recover damages from the Employee for such breach.  These remedies for default or breach are in addition to any other remedy or form of redress provided under Florida law.  The parties acknowledge that the provisions of this Article 7 survive termination of the employment relationship.  The parties agree that if any of the provisions of this Article 7 are deemed unenforceable by a court of competent jurisdiction, that such provisions may be stricken as independent clauses by the court in order to enforce the remaining territory restrictions and that the intent of the parties is to afford the broadest restriction on post-employment activities as set forth in this Agreement.  Without limiting the generality of the foregoing, without limiting the remedies available to the Bank for violation of this Agreement, and without constituting an election of remedies, if the Executive violates any of the terms of Article 7, the Executive shall forfeit on the Executive’s own behalf and that of beneficiary(ies) any rights to and interest in any severance or other benefits under this Agreement or other contract the Executive has with the Bank.

(f)  Definitions:

1.  “Restricted Period” means the Term of this Agreement and the 18-month period immediately following a termination and/or separation of employment with the Bank pursuant to Section 3.3; otherwise, a 24-month period immediately after the Executive’s termination and/or separation of employment with the Bank.  The Restricted Period shall be extended in an amount equal to any time period during which a violation of Article 7 of this Agreement is proven.

2.  “Restricted Territory” means the State of Alabama, and the metropolitan statistical areas of Atlanta, Jacksonville, Orlando and Tampa, Florida.

3.  “Customer” means any individual, joint venturer, entity of any sort, or other business with, for or to whom the Bank has provided Financial Products or Services during the Executive’s employment with the Bank; or any individual, joint venturer, entity of any sort, or business whom the Bank has identified as a prospective customer of Financial Products or Services within the last two years of the Executive’s employment with the Bank.

4.  “Financial Products or Services” means any product or service that a financial institution or a financial holding company could offer by engaging in any activity that is financial in nature or incidental to such a financial activity under Section 4(k) of the Bank Holding Company Act of 1956 and that is offered by the Bank or an affiliate on the date of the Executive’s employment termination, including but not limited to banking activities and activities that are closely related and a proper incident to banking, or other products or services of the type of which the Executive was involved during the Executive’s employment with the Bank.

ARTICLE 8
MISCELLANEOUS

8.1Successors and Assigns.

(a)  This Agreement is binding on successors.  This Agreement shall be binding upon the Bank and any successor to the Bank, including any persons acquiring directly or indirectly all or substantially all of the business or assets of the Bank by purchase, merger, consolidation, reorganization, or otherwise.  But this Agreement and the Bank’s obligations under this Agreement are not otherwise assignable, transferable, or delegable by the Bank.  By agreement in form and substance satisfactory to the Executive, the Bank shall require any successor to all or substantially all of the business or assets of the Bank expressly to assume and agree to perform this Agreement in the same manner and to the same extent the Bank would be required to perform had no succession occurred.

(b)  This Agreement is enforceable by the Executive’s heirs.  This Agreement shall inure to the benefit of and be enforceable by the Executive’s personal or legal representatives, executors, administrators, successors, heirs, distributees, and legatees, including but not limited to, any unpaid benefits due to the Executive under Section 4.1 hereof as of the date of the Executive’s death.

(c)  This Agreement is personal in nature and is not assignable.  This Agreement is personal in nature.  Without written consent of the other parties, no party shall assign, transfer, or delegate this Agreement or any rights or obligations under this Agreement except as expressly provided herein.  Without limiting the generality or effect of the foregoing, the Executive’s right to receive payments hereunder is not assignable or transferable, whether by pledge, creation of a security interest, or otherwise, except for a transfer by the Executive’s will or by the laws of descent and distribution.  If the Executive attempts an assignment or transfer that is contrary to this Section 8.1, the Bank shall have no liability to pay any amount to the assignee or transferee.

8.2Governing Law, Jurisdiction and Forum.  This Agreement shall be construed under and governed by the internal laws of the State of Florida, without giving effect to any conflict of laws provision or rule (whether of the State of Florida or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Florida.  By entering into this Agreement, the Executive acknowledges that the Executive is subject to the jurisdiction of both the federal and state courts in the State of Florida.  Any actions or proceedings instituted under this Agreement shall be brought and tried solely in courts located in Polk County, Florida or in the federal court having jurisdiction in Winter Haven, Florida.  The Executive expressly waives the right to have any such actions or proceedings brought or tried elsewhere.

8.3Entire Agreement.  This Agreement sets forth the entire agreement of the parties concerning the employment of the Executive.  Any oral or written statements, representations, agreements, or understandings made or entered into prior to or contemporaneously with the execution of this Agreement are hereby rescinded, revoked, and rendered null and void.

8.4Notices.  Any notice under this Agreement shall be deemed to have been effectively made or given if in writing and personally delivered, delivered by mail properly addressed in a sealed envelope, postage prepaid by certified or registered mail, delivered by a reputable overnight delivery service, or sent by facsimile.  Unless otherwise changed by notice, notice shall be properly addressed to the Executive if addressed to the most current address of the Executive in the personnel records of the Bank at the time of the delivery of such notice, and properly addressed to the Bank at 1101 First Street South, Winter Haven, FL 33880, Attention: President.

8.5Severability.  If there is a conflict between any provision of this Agreement and any statute, regulation, or judicial precedent, the latter shall prevail, but the affected provisions of this Agreement shall be curtailed and limited solely to the extent necessary to bring them within the requirements of law.  If any provision of this Agreement is held by a court of competent jurisdiction to be indefinite, invalid, void or voidable, or otherwise unenforceable, the remainder of this Agreement shall continue in full force and effect unless that would clearly be contrary to the intentions of the parties or would result in an injustice.

8.6Captions and Counterparts.  The captions in this Agreement are solely for convenience.  The captions do not define, limit, or describe the scope or intent of this Agreement.  This Agreement may be executed in several counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

8.7Amendment and Waiver.  This Agreement may not be amended, released, discharged, abandoned, changed, or modified except by an instrument in writing signed by each of the parties hereto.  The failure of any party hereto to enforce at any time any of the provisions of this Agreement shall not be construed to be a waiver of any such provision or affect the validity of this Agreement or any part thereof or the right of any party thereafter to enforce each and every such provision.  No waiver or any breach of this Agreement shall be held to be a waiver of any other or subsequent breach.

8.8FDIC Part 359 Limitations.  Despite any contrary provision within this Agreement, any payments made to the Executive under this Agreement, or otherwise, shall be subject to compliance with 12 U.S.C. 1828 and FDIC Regulation 12 CFR Part 359, Golden Parachute Indemnification Payments, and any other regulations or guidance promulgated thereunder.

8.9 Consultation with Counsel and Interpretation of this Agreement.  The Executive has had the assistance of counsel of the Executive’s choosing in the negotiation of this Agreement or the Executive has chosen not to have the assistance of counsel.  Both parties hereto having participated in the negotiation and drafting of this Agreement, they hereby agree that there shall not be strict interpretation against either party in any review of this Agreement in which interpretation of the Agreement is an issue.

8.10Limitation of Payments and Benefits – IRC Section 280G.  If any of the payments or benefits received or to be received by the Executive (including without limitation any payments or benefits received in connection with the termination of Executive’s employment due to a change in Control or otherwise) under this Agreement or under any other arrangement or agreement or otherwise, shall constitute “parachute payments” under Section 280G of the IRC (the “280G Payments’), and would but for this section 8.10, be subject to the excise tax under Section 4999 of the IRC, then prior to making such 280G Payments, the parties agree to take all reasonable actions, including hiring appropriate independent consulting and/or accounting firms, and execute such documents as may be necessary and appropriate to minimize the payments or benefits characterized as, or constituting, “parachute payments” within the meaning of 280G of the IRC, provided, however, that to the extent that such actions result in the excise tax still being imposed, then a calculation shall be made comparing (i) the Net Benefit (as defined below) to the Executive of the 280G Payments after payment of the excise tax, to (ii)  the Net Benefit to the Executive if the 280G Payments are limited to the extent necessary to avoid the imposition of the excise tax to any portion of the payment.  If the amount calculated under (i) is less than (ii) then the payments will be reduced to the extent necessary to avoid the imposition of the excise tax to any portion of the 280G Payments.  For purposes of this Section 8.10, the term “Net Benefit” shall mean the present value of the 280G Payments net of all federal, state, local, foreign, employment and excise taxes.  Any reduction made pursuant to this section 8.10 shall be made in a manner determined by the Bank to comply with Section 409A of the IRC.

8.11Compliance with IRC Section 409A.  The Bank and the Executive intend that, this Agreement, including the exercise of authority or discretion under this Agreement, shall comply with IRC Section 409A.  If the Executive’s employment terminates when the Executive is a specified employee, as defined in IRC Section 409A, and if any payments under this Agreement, including Article 4, will result in additional tax or interest to the Executive because of Section 409A, then despite any provision of this Agreement to the contrary, the Executive shall not be entitled to the payments until the earliest of (x) the date that is at least six months after termination of the Executive’s employment for reasons other than the Executive’s death, (y) the date of the Executive’s death, or (z) any earlier date that does not result in additional tax or interest to the Executive under IRC Section 409A.  As promptly as possible after the end of the period during which payments are delayed under this provision, the entire amount of the delayed payments shall be paid to the Executive in a single lump sum.  If any provision of this Agreement does not satisfy the requirements of IRC Section 409A, the provision shall be applied in a manner consistent with those requirements despite any contrary provision of this Agreement.  If any provision of this Agreement would subject the Executive to additional tax or interest under IRC Section 409A, the Bank shall reform the provision.  However, the Bank shall maintain to the maximum extent practicable the original intent of the applicable provision without subjecting the Executive to additional tax or interest, and the Bank shall not be required to incur any additional compensation expense as a result of the reformed provision.  References in this Agreement to IRC Section 409A include rules, regulations, and guidance of general application issued by the Department of the Treasury under IRC Section 409A.

In Witness Whereof, the parties have executed this Employment Agreement as of the date first written above.

Executive		CenterState Bank, N.A.

/s/ William E. Matthews, V	By:	/s/ John C. Corbett
William E. Matthews, V		John C. Corbett